Exhibit 99.2

HANARO TELECOM, INC.

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 AND 2003
TOGETHER WITH
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
Hanaro Telecom, Inc.:

We have reviewed the accompanying non-consolidated balance sheet of Hanaro Telecom, Inc. (the “Company”) as of September 30, 2004, and the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003, which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 12, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company changed the useful lives of tangible assets, effective from January 1, 2004, considering the rapid changes of technologies in the telecommunication industry, with which we concur. As a result of the change in accounting estimates, the Company’s depreciation for the three-month and nine-month periods ended September 30, 2004 decreased by W2,709 million and increased by W3,218 million, respectively, in comparison with the calculation applying the previous useful lives.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Anjin Deloitte LLC

Seoul, Korea
October 22, 2004

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	74,702	W	196,128	$64,857	$170,280
Short-term financial instruments (Notes 4 and 5)		194,408		217,272	168,786	188,637
Short-term investment securities (Note 6)		352		273	306	237
Trade receivables, net of allowance for doubtful accounts of W55,479 million in 2004 and W36,961 million in 2003		282,275		207,799	245,073	180,412
Short-term loans, net of discount on present value of W322 million in 2004 and W596 million in 2003 (Note 9)		8,104		14,451	7,036	12,546
Accounts receivable-other, net of allowance for doubtful accounts of W2,899 million in 2003 (nil in 2004)		476		3,140	413	2,726
Accrued income		2,579		6,249	2,239	5,425
Prepaid expenses		13,713		21,921	11,906	19,032
Prepaid income tax		2,451		2,347	2,128	2,038
Advanced payments		416		1,548	361	1,344
Forward exchange contracts		—		173	—	150
Inventories		1,258		1,270	1,092	1,103

		580,734		672,571	504,197	583,930

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		8		7	7	6
Long-term investment securities (Note 7)		28,407		24,984	24,663	21,691
Investment securities using the equity method (Note 8)		14,870		20,338	12,910	17,658
Long-term trade receivables, net of allowance for doubtful accounts of W571 million in 2004 and W680 million in 2003		1,147		1,038	996	901
Long-term loans, net of discount on present value of W2,911 million in 2004 and W2,525 million in 2003 (Note 9)		16,027		13,483	13,915	11,706
Key-money deposits		71,516		45,179	62,091	39,225
Long-term prepaid expenses		12,070		12,893	10,479	11,194
Property and equipment, net (Notes 2, 10, 12 and 13)		2,341,338		2,542,994	2,032,764	2,207,843
Intangibles (Note 11)		51,776		48,435	44,952	42,052

		2,537,159		2,709,351	2,202,777	2,352,276

Total Assets	W	3,117,893	W	3,381,922	$2,706,974	$2,936,206

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	W	23,513	W	31,319	$20,414	$27,191
Other accounts payable		89,719		116,686	77,895	101,308
Short-term borrowings		—		163,000	—	141,518
Advances received		3,500		3,268	3,039	2,837
Accrued expenses		49,146		60,780	42,669	52,770
Withholdings		17,956		20,172	15,590	17,513
Current portion of Asset Backed Securities payable (Note 14)		—		32,510	—	28,225
Current maturities of long-term debt, net of discount on debentures of W7,140 million in 2004 and W3,476 million in 2003, and net of present value discount of W1,697 million in 2003 (Notes 12 and 13)		250,125		352,226	217,160	305,805
Forward exchange contract (Note 15)		3,802		—	3,301	—
Interest rate swap (Note 15)		14,843		13,058	12,887	11,337
Other current liabilities		1,656		1,785	1,438	1,550

		454,260		794,804	394,393	690,054

LONG-TERM LIABILITIES:
Long-term debt, net (Note 13)		432,400		242,523	375,412	210,560
Debentures, net (Note 13)		358,255		481,753	311,039	418,261
Long-term obligations under capital leases (Note 12)		33,447		48,570	29,039	42,169
Long-term advances received		13,435		14,315	11,664	12,428
Accrued severance indemnities, net (Note 2)		27,115		21,728	23,541	18,864
Long-term deposits received		22,683		19,874	19,694	17,255

		887,335		828,763	770,389	719,537

Total Liabilities		1,341,595		1,623,567	1,164,782	1,409,591

SHAREHOLDERS’ EQUITY (Note 16):
Capital stock		2,310,676		2,310,676	2,006,143	2,006,143
Paid-in capital in excess of par value		344,642		344,642	299,220	299,220
Accumulated deficit		(864,603)		(874,573)	(750,654)	(759,309)
Capital adjustments:
Stock compensation (Note 17)		6,703		5,916	5,820	5,136
Valuation loss on available-for-sale securities (Note 7)		(6,372)		(6,806)	(5,532)	(5,909)
Valuation gain (loss) on investment securities using the equity method		95		(8,442)	82	(7,329)
Valuation loss on interest swap (Note 15)		(14,843)		(13,058)	(12,887)	(11,337)

Total Shareholders’ Equity		1,776,298		1,758,355	1,542,192	1,526,615

Total Liabilities and Shareholders’ Equity	W	3,117,893	W	3,381,922	$2,706,974	$2,936,206

See accompanying notes to non-consolidated financial statements.

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Korean Won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions, except per share amount)
OPERATING REVENUE (Notes 20 and 22)	W	358,436	W	1,070,863	W	352,622	W	1,026,171
OPERATING EXPENSES (Notes 18 and 20)		333,440		979,997		310,389		972,280

OPERATING INCOME		24,996		90,866		42,233		53,891

NON-OPERATING INCOME:
Interest income		3,557		14,479		2,958		14,177
Gain on disposal of short-term investment securities		—		—		33		243
Gain on foreign currency transactions and translation		1410		5,339		312		341
Gain on disposal of long-term investment securities		—		108		—		70
Gain on disposal of property and equipment		195		582		226		974
Gain on redemption of debt		—		—		1,550		870
Gain on valuation of forward exchange contract (Note 15)		365		365		—		—
Gain on transaction of forward exchange contract (Note 15)		378		242		—		343
Other		1,176		4,701		1,330		3,952

		7,081		25,816		6,409		20,970

NON-OPERATING EXPENSES:
Interest expense		24,229		78,203		31,229		107,311
Asset Backed Securities payable expense (Note 14)		—		490		1,919		7,815
Loss on disposal of short-term investment securities		—		86		29		1,939
Loss on valuation of trading securities		—		—		177		177
Impairment loss on short-term investment securities		—		—		740		920
Impairment loss on long-term investment securities		—		1,977		—		—
Loss on valuation of investments using the equity method (Note 8)		148		2,561		8,460		15,778
Loss on foreign currency transactions and translation		946		751		58		621
Loss on disposal of property and equipment		129		1,054		94		992
Loss on disuse of property and equipment		5,441		15,980		—		—
Loss on redemption of debts		—		—		—		308
Donations		53		288		85		286
Loss on valuation of forward exchange contract (Note 15)		749		4,340		—		—
Loss on transaction of forward exchange contract (Note 15)		173		173		—		—
Other		41		809		105		377

		31,909		106,712		42,896		136,524

ORDINARY INCOME (LOSS)		168		9,970		5,746		(61,663)
EXTRAORDINARY ITEMS		—		—		—		—

INCOME (LOSS) BEFORE INCOME TAX		168		9,970		5,746		(61,663)
INCOME TAX EXPENSE (Note 19)		—		—		—		—

NET INCOME (LOSS)	W	168	W	9,970	W	5,746	W	(61,663)

NET INCOME (LOSS) PER COMMON SHARE (Note 2)	W	0.4	W	22	W	19	W	(204)

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Translation into U.S. Dollars (Note 2)
	2004		2003
	Three-month	Nine-month	Three-month	Nine-month
	(In thousands, except per share amount)
OPERATING REVENUE (Notes 20 and 22)	$311,196	$929,730	$306,149	$890,928
OPERATING EXPENSES (Notes 18 and 20)	289,495	850,840	269,482	844,140

OPERATING INCOME	21,701	78,890	36,667	46,788

NON-OPERATING INCOME:
Interest income	3,088	12,571	2,568	12,309
Gain on disposal of short-term investment securities	—	—	29	211
Gain on foreign currency transactions and translation	1,224	4,635	271	296
Gain on disposal of long-term investment securities	—	94	—	61
Gain on disposal of property and equipment	169	505	196	846
Gain on redemption of debt	—	—	1,346	755
Gain on valuation of forward exchange contract (Note 15)	317	317	—	—
Gain on transaction of forward exchange contract (Note 15)	328	210	—	298
Other	1,021	4,081	1,155	3,431

	6,147	22,413	5,565	18,207

NON-OPERATING EXPENSES:
Interest expense	21,036	67,896	27,113	93,168
Asset Backed Securities payable expense (Note 14)	—	425	1,666	6,785
Loss on disposal of short-term investment securities	—	75	25	1,683
Loss on valuation of trading securities	—	—	154	154
Impairment loss on short-term investment securities	—	—	642	799
Impairment loss on long-term investment securities	—	1,716	—	—
Loss on valuation of investments using the equity method (Note 8)	128	2,223	7,345	13,699
Loss on foreign currency transactions and translation	821	652	50	539
Loss on disposal of property and equipment	112	915	82	861
Loss on disuse of property and equipment	4,724	13,874	—	—
Loss on redemption of debts	—	—	—	267
Donations	46	250	74	248
Loss on valuation of forward exchange contract (Note 15)	650	3,768	—	—
Loss on transaction of forward exchange contract (Note 15)	150	150	—	—
Other	36	702	92	328

	27,703	92,648	37,243	118,531

ORDINARY INCOME (LOSS)	145	8,656	4,989	(53,536)
EXTRAORDINARY ITEMS	—	—	—	—

INCOME (LOSS) BEFORE INCOME TAX	145	8,656	4,989	(53,536)
INCOME TAX EXPENSE (Note 19)	—	—	—	—

NET INCOME (LOSS)	$145	$8,656	$4,989	$(53,536)

NET INCOME (LOSS) PER COMMON SHARE (Note 2)	$0.3	$19	$16	$(177)

See accompanying notes to non-consolidated financial statements.

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Korean Won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	W	168	W	9,970	W	5,746	W	(61,663)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense		233		787		344		1,031
Depreciation and amortization		106,850		329,193		109,045		313,903
Provision for severance indemnities		2,383		7,640		2,120		7,958
Provision for doubtful accounts		7,115		23,328		5,254		15,103
Amortization of discount on debentures		2,764		8,838		3,623		14,207
Amortization of present value discount of long-term debt		745		3,584		—		—
Recognition of long-term accrued interest		—		—		1,217		6,171
Employee fringe benefits		1,027		1,241		182		541
Loss on foreign currency translation		433		433		13		13
Loss on valuation of trading securities		—		—		177		177
Loss on disposal of short-term investment securities		—		86		29		1,939
Loss on disposal of property and equipment		129		1,054		94		992
Loss on redemption of debentures		—		—		—		308
Loss on valuation of investments using the equity method		148		2,561		8,460		15,778
Loss on disuse of property and equipment		5,441		15,980		—		—
Loss on valuation of forward exchange contract		749		4,340		—		—
Impairment loss on short-term investment securities		—		—		740		920
Impairment loss on long-term investment securities		—		1,977		—		—
Gain on disposal of short-term investment securities		—		—		(33)		(243)
Gain on disposal of long-term investment securities		—		(108)		—		(70)
Gain on disposal of property and equipment		(195)		(582)		(226)		(974)
Gain on foreign currency translation		(764)		(4,020)		(217)		(190)
Gain on exchange of forward exchange contract		—		—		—		(343)
Amortization of present value discount		(174)		(1,162)		(474)		(1,479)
Gain on valuation of forward exchange contract		(365)		(365)		—		—
Gain on redemption of debt		—		—		(1,550)		(870)
Other		87		206		105		503
Changes in assets and liabilities resulting from operations:
Increase in trade receivables		(22,259)		(93,194)		(12,255)		(34,211)
Decrease (Increase) in accounts receivable-other		(27)		3,775		—		2,697
Decrease (Increase) in accrued income		(101)		3,670		(273)		(1,281)
Increase in prepaid expenses		(1,665)		(2,353)		(3,000)		(1,192)
Increase in forward exchange contract		(137)		(137)		—		(1,545)
Decrease (Increase) in prepaid income tax		(406)		(104)		(374)		1,894
Decrease (Increase) in advanced payments		333		787		(1,294)		(1,459)
Increase in inventories		(7,163)		(19,133)		(5,341)		(27,479)
Decrease in long-term prepaid expenses		274		823		274		823
Increase (Decrease) in trade payables		(21,467)		11,540		2,498		(31,897)
Increase (Decrease) in other accounts payable		24,297		(46,329)		563		(32,537)
Increase (Decrease) in accrued expenses		(4,300)		(11,634)		4,282		5,573
Increase (Decrease) in withholdings		(1,276)		(2,216)		4,578		6,766
Increase in other current liabilities		634		111		496		3,091
Decrease in long-term advances received		(293)		(880)		(293)		(896)
Increase in long-term deposits received		3,490		2,800		1,134		595
Decrease in payments to National Pension		4		19		33		110
Payments of severance indemnities		(957)		(3,005)		(2,493)		(8,992)
Write-off of trade receivables		(1,266)		(4,578)		(390)		(608)

Net cash flows provided by operating activities		94,489		244,943		122,794		193,164

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Korean Won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of short-term investment securities	W	—	W	96,187	W	2,666	W	30,963
Collection of short-term financial instruments		96,000		475,098		24,220		214,473
Redemption of short-term loans		1,198		4,833		2,021		4,664
Redemption of long-term loans		113		1,217		202		1,226
Disposal of long-term investment securities		—		9,000		2		75
Refund of key-money deposits		7,140		13,823		1,694		19,385
Proceeds from disposal of property and equipment		3,787		7,116		2,026		6,728
Acquisition of short-term financial instruments		(97,687)		(548,233)		(26,600)		(198,750)
Purchase of short-term investment securities		—		—		(2,260)		(16,395)
Payment of short-term loans		(75)		(347)		(149)		(518)
Acquisition of long-term financial instruments		—		(1)		—		(2)
Acquisition of investment using the equity method		(3,680)		(3,680)		—		—
Payment of long-term loans		(365)		(2,319)		(1,294)		(2,788)
Payment of key-money deposits		(1,275)		(39,935)		(1,422)		(2,023)
Acquisition of property and equipment		(46,755)		(100,154)		(52,673)		(153,849)
Acquisition of intangibles		(4,109)		(7,817)		(3,389)		(11,092)

Net cash flows used in investing activities		(45,708)		(95,212)		(54,956)		(107,903)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		—		—		120,000		245,000
Proceeds from long-term debt		87,400		322,549		—		73,000
Proceed from issuance of debentures		—		—		—		261,013
Repayment of short-term borrowings		—		(163,000)		—		—
Repayment of long-term debt and debentures		(174,022)		(398,196)		(220,738)		(842,732)
Repayment of Asset Backed Securities payable		—		(32,510)		(31,081)		(91,185)

Net cash flows used in financing activities		(86,622)		(271,157)		(131,819)		(354,904)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(37,841)		(121,426)		(63,981)		(269,643)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		112,543		196,128		72,849		278,511

CASH AND CASH EQUIVALENTS, END OF PERIOD	W	74,702	W	74,702	W	8,868	W	8,868

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(See Independent Accountants’ Review Report)

	Korean Won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	W	6,017	W	10,385	W	10,691	W	13,415
Transfer of inventories to property and equipment		7,078		19,489		12,182		35,895
Transfer of debentures to current portion		—		136,000		160,938		271,518
Transfer of long-term debt to current portion		47,437		68,511		28,637		90,593
Transfer of long-term obligation under capital leases to current portion		13,064		41,070		18,658		69,533
Transfer of Asset Backed Securities payable to current portion		—		—		—		32,510
Recognition of loss on valuation of long-term investment securities as capital adjustments		—		797		612		3,151
Acquisition of property and equipment under long-term lease obligation		11,286		26,682		12,368		95,575
Transfer of investment securities using the equity method to long-term investment		—		16,935		—		—
Transfer of long-term investment to investment securities using the equity method		—		1,900		17,425		17,425
Transfer of provision for severance indemnities to construction in progress		132		443		—		752
Transfer of depreciation to construction in progress		—		154		—		281
Transfer of prepaid expenses to discount on present value of long-term debt		3,066		10,561		—		—
Receivable from disposal of investment securities		—		1,111		—		—

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Translation into U.S. Dollars (Note 2)
	2004		2003
	Three-month	Nine-month	Three-month	Nine-month
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$145	$8,656	$4,989	$(53,536)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense	202	683	299	895
Depreciation and amortization	92,768	285,807	94,674	272,533
Provision for severance indemnities	2,069	6,633	1,841	6,909
Provision for doubtful accounts	6,177	20,254	4,562	13,113
Amortization of discount on debentures	2,400	7,673	3,146	12,335
Amortization of present value discount of long-term debt	647	3,112	—	—
Recognition of long-term accrued interest	—	—	1,057	5,358
Employee fringe benefits	892	1,077	158	470
Loss on foreign currency translation	376	376	11	11
Loss on valuation of trading securities	—	—	154	154
Loss on disposal of short-term investment securities	—	75	25	1,683
Loss on disposal of property and equipment	112	915	82	861
Loss on disposal of long-term investment securities	—	1	—	—
Loss on disposal of other investment securities	—	—	—	3
Loss on redemption of debentures	—	—	—	267
Loss on valuation of investments using the equity method	128	2,223	7,345	13,699
Loss on disuse of property and equipment	4,724	13,874	—	—
Loss on valuation of forward exchange contract	650	3,768	—	—
Impairment loss on short-term investment securities	—	—	642	799
Impairment loss on long-term investment securities	—	1,716	—	—
Gain on disposal of short-term investment securities	—	—	(29)	(211)
Gain on disposal of long-term investment securities	—	(94)	—	(61)
Gain on disposal of property and equipment	(169)	(505)	(196)	(846)
Gain on foreign currency translation	(663)	(3,490)	(188)	(165)
Gain on exchange of forward exchange contract	—	—	—	(298)
Amortization of present value discount	(151)	(1,009)	(412)	(1,284)
Gain on valuation of forward exchange contract	(317)	(317)	—	—
Gain on redemption of debt	—	—	(1,347)	(755)
Other	76	179	91	434
Changes in assets and liabilities resulting from operations:
Increase in trade receivables	(19,325)	(80,912)	(10,640)	(29,702)
Decrease (Increase) in accounts receivable-other	(23)	3,277	—	2,342
Decrease (Increase) in accrued income	(88)	3,186	(237)	(1,112)
Increase in prepaid expenses	(1,446)	(2,043)	(2,605)	(1,035)
Increase in forward exchange contract	(119)	(119)	—	(1,341)
Decrease (Increase) in prepaid income tax	(352)	(90)	(325)	1,644
Decrease (Increase) in advanced payments	289	683	(1,123)	(1,267)
Increase in inventories	(6,219)	(16,611)	(4,637)	(23,857)
Decrease in long-term prepaid expenses	238	715	238	715
Increase (Decrease) in trade payables	(18,638)	10,019	2,169	(27,693)
Increase (Decrease) in other accounts payable	21,095	(40,223)	489	(28,249)
Increase (Decrease) in accrued expenses	(3,733)	(10,101)	3,718	4,839
Increase (Decrease) in withholdings	(1,108)	(1,924)	3,975	5,874
Increase in other current liabilities	550	96	431	2,683
Decrease in long-term advances received	(254)	(764)	(255)	(779)
Increase in long-term deposits received	3,030	2,432	984	516
Decrease in payments to National Pension	3	16	29	96
Payments of severance indemnities	(831)	(2,609)	(2,165)	(7,808)
Write-off of trade receivables	(1,099)	(3,975)	(339)	(528)

Net cash flows provided by operating activities	82,036	212,660	106,611	167,706

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

	Translation into U.S. Dollars (Note 2)
	2004		2003
	Three-month	Nine-month	Three-month	Nine-month
	(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of short-term investment securities	$—	$83,510	$2,314	$26,883
Collection of short-term financial instruments	83,348	412,483	21,027	186,208
Redemption of short-term loans	1,040	4,196	1,754	4,049
Redemption of long-term loans	98	1,057	175	1,064
Disposal of long-term investment securities	—	7,814	2	65
Refund of key-money deposits	6,199	12,001	1,471	16,830
Proceeds from disposal of property and equipment	3,288	6,178	1,759	5,841
Acquisition of short-term financial instruments	(84,812)	(475,979)	(23,094)	(172,556)
Purchase of short-term investment securities	—	—	(1,962)	(14,234)
Payment of short-term loans	(65)	(301)	(129)	(450)
Acquisition of long-term financial instruments	—	(1)	—	(2)
Acquisition of investment using the equity method	(3,195)	(3,195)	—	—
Payment of long-term loans	(317)	(2,013)	(1,123)	(2,421)
Payment of key-money deposits	(1,108)	(34,672)	(1,235)	(1,756)
Acquisition of property and equipment	(40,593)	(86,954)	(45,731)	(133,573)
Acquisition of intangibles	(3,567)	(6,787)	(2,942)	(9,630)

Net cash flows used in investing activities	(39,684)	(82,663)	(47,714)	(93,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	—	—	104,185	212,711
Proceeds from long-term debt	75,881	280,039	—	63,379
Proceed from issuance of debentures	—	—	—	226,613
Repayment of short-term borrowings	—	(141,518)	—	—
Repayment of long-term debt and debentures	(151,087)	(345,716)	(191,646)	(731,665)
Repayment of Asset Backed Securities payable	—	(28,225)	(26,985)	(79,168)

Net cash flows used in financing activities	(75,206)	(235,420)	(114,446)	(308,130)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,854)	(105,423)	(55,549)	(234,106)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	97,711	170,280	63,248	241,805

CASH AND CASH EQUIVALENTS, END OF PERIOD	$64,857	$64,857	$7,699	$7,699

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(See Independent Accountants’ Review Report)

	Translation into U.S. Dollars (Note 2)
	2004		2003
	Three-month	Nine-month	Three-month	Nine-month
	(In thousands)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	$5,224	$9,016	$9,282	$11,647
Transfer of inventories to property and equipment	6,145	16,920	10,576	31,164
Transfer of debentures to current portion	—	118,076	139,727	235,734
Transfer of long-term debt to current portion	41,185	59,482	24,863	78,653
Transfer of long-term obligation under capital leases to current portion	11,342	35,657	16,199	60,369
Transfer of Asset Backed Securities payable to current portion	—	—	—	28,225
Recognition of loss on valuation of long-term investment securities as capital adjustments	—	692	531	2,736
Acquisition of property and equipment under long-term lease obligation	9,799	23,165	10,738	82,979
Transfer of investment securities using the equity method to long-term investment	—	14,703	—	—
Transfer of long-term investment to investment securities using the equity method	—	1,650	15,128	15,128
Transfer of provision for severance indemnities to construction in progress	115	385	—	653
Transfer of depreciation to construction in progress	—	134	—	244
Transfer of prepaid expenses to discount on present value of long-term debt	2,662	9,169	—	—
Receivable from disposal of investment securities	—	965	—	—

See accompanying notes to non-consolidated financial statements.

HANARO TELECOM, INC.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003
(See Independent Accountants’ Review Report)

1. GENERAL:

Hanaro Telecom, Inc. (the “Company”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). The Company was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). The Company issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

The Company commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 51 counties as of September 30, 2004. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.

The Company’s headquarters is located in Joong-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Hanaro Dream Inc. in order to facilitate and strengthen its services.

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,151.80 to US $1.00 at September 30, 2004, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year, repurchase agreements that invest in short-term highly liquid debt securities and certificate deposit. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables, accounts receivable-other and long-term trade receivables for the period ended September 30, 2004 are as follows (won in millions):

	Amount
Beginning of period	W	40,540
Provision		23,328
Write-offs		(7,818)

End of period	W	56,050

Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40 years
Machinery	6 ~ 15 years
Vehicles and other	4 years

The Company changed the useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the Company’s accumulated business experience and the average useful lives used by companies in the same industry. Such changes in accounting estimates decreased and increased the Company’s depreciation by W2,709 million and W3,218 million for the three-month and nine-month periods ended September 30, 2004, respectively, in comparison with the calculation applying the previous useful lives. The changes in the estimated useful lives are as follows:

	Previous useful lives	Revised useful lives
Buildings and structures	50 years	40 years
Machinery (duct line)	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other	5 ~ 8 years	4 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term liabilities, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

Estimated Useful Lives
Goodwill	5 years
Intellectual proprietary rights	5-20 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W27,241 million as of September 30, 2004.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W126 million as of September 30, 2004 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the period ended September 30, 2004 are as follows (won in millions):

	Amount
Beginning of period	W	21,873
Severance payments		(3,005)

		18,868
Provision		8,373

End of period	W	27,241

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,151.80 to US $1.00 at September 30, 2004.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 19).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the “the minimum value method”). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 17).

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and nine-month periods ended September 30, 2004 was 462,135 thousand shares and for the three-month and nine-month periods ended September 30, 2003 was 302,007 thousand shares.

Net income (loss) for common stock for the three-month and nine-month periods ended September 30, 2004 and 2003 are computed as follows (won in millions):

	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
Net income (loss)	W	168	W	9,970	W	5,746	W	(61,663)
Dividend for preferred stock		—		—		—		—

Net income (loss) for common stock	W	168	W	9,970	W	5,746	W	(61,663)

Adoption of Newly Effective Statement of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards No. 13-“Troubled Debt Restructurings”, effective from January 1, 2004, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of September 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Cash on hand	—	W	1
Current deposits	—		404
Passbook accounts	0.1		327
Time deposits	3.95 ~ 4.2		47,993
Specified fund trusts	3.42		2,977
Money market fund	3.64 ~ 3.66		18,000
Repurchase agreement	3.85		5,000

		W	74,702

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of September 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Time deposits	3.5 ~ 4.6	W	74,187
Repurchase agreement	3.8 ~ 4.7		17,221
Certificate deposit	3.35 ~ 3.9		103,000

		W	194,408

Long-term financial instruments as of September 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Deposits for checking accounts	—	W	8

5. RESTRICTED DEPOSITS:

As of September 30, 2004, the following deposits are subject to withdrawal restriction as guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions):

	Amount
Short-term financial instruments	W	141,107
Long-term financial instruments		8

	W	141,115

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of September 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Held-to-maturity securities:
Collateralized Bond Obligation	W	450	W	352

7. LONG-TERM INVESTMENT SECURITIES:

(1)	Long-term investment securities as of September 30, 2004 consist of the following (won in millions):

	Ownership
	percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	W	3,734
Netsecure Technology, Inc.	0.55		18
C.C.S., Inc.	7.22		1,596

			5,348

Investments in affiliates (unlisted equity securities):
Hanaro Telecom America, Inc.	100.00		22

Other non-listed equity securities:
Dreamline Co.	14.18	W	16,935
Korea Information Assurance, Inc.	0.47		100
Korea Cable TV Media Center. Inc.	4.32		500
CCR Inc.	2.08		484
Dauinternet, Inc.	0.71		28
Others			1,256

			19,303

Investments in funds:
Engineering Benevolent Association	0.02		14
KDBC Hanaro Interventure Fund	31.00		2,598

			2,612

			27,285

Held-to-maturity securities:
Debt securities:
G.P.S. Korea Inc.			2
New KB STAR Guarantee ABS Specialty Co., Ltd.			1,120

			1,122

		W	28,407

(2)	Listed equity securities as of September 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Fair value
LG Telecom Co., Ltd.	W	5,396	W	3,734
Netsecure Technology, Inc.		1,399		18
C.C.S., Inc.		4,740		1,596

	W	11,535	W	5,348

(3)	Investments in affiliates as of September 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book value
Hanaro Telecom America, Inc.	W	22	W	300	W	22
Others		1,440		133		—

	W	1,462	W	433	W	22

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end.

(4)	Other non-listed equity securities as of September 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book value
Dreamline Co.	W	39,530	W	18,135	W	16,935
Korea Information Assurance Inc.		100		84		100
Korea Cable TV Media Center. Inc.		500		448		500
CCR Inc.		1,780		357		484
Dauinternet, Inc.		1,100		21		28
Others		6,606		1,326		1,256

	W	49,616	W	20,371	W	19,303

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5)	Debt securities as of September 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Subordinate debt investments:
G.P.S. Korea Inc.	W	2	W	2
New KB STAR Guarantee ABS Specialty Co., Ltd.		1,120		1,120

	W	1,122	W	1,122

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of September 30, 2004 are as follows (won in millions):

	Ownership
	percentage (%)	Book value
Hanaro Web n TV	90.91	W	7,659
Hanaro Realty Development & Management Co., Ltd.	99.99		3,388
Hanaro Telephone & Internet Information, Inc.	99.99		—
Hanaro Dream, Inc.	57.02		3,823

		W	14,870

The Company reclassified the investment securities of Hanaro Telephone & Internet Information, Inc. into investment securities using the equity method from long-term investment securities considering the significant decrease of its net assets as of September 30, 2004.

Also, the Company purchased Hanaro Dream, Inc.’s stock of W3,680 million (46,000 shares at W8,000 per share) during the three-month period ended September 30, 2004.

(2)	Gain (loss) on valuation of equity securities for the three-month and nine-month periods ended September 30, 2004 is as follows (won in millions):

Nine-month

	Acquisition		Net asset		Beginning				Capital
	cost		value		of period		Gain (Loss)		adjustments		Book value
Hanaro Web n TV	W	17,309	W	6,901	W	8,918	W	(1,259)	W	—	W	7,659
Hanaro Realty
Development & Management Co., Ltd.		2,500		3,388		2,955		433		—		3,388
Hanaro Telephone & Internet Information, Inc.		1,900		(306)		—		(1,900)		—		—
Hanaro Dream, Inc.		3,680		2,995		—		165		(22)		3,823

	W	25,389	W	12,978	W	11,873	W	(2,561)	W	(22)	W	14,870

Three-month

	Beginning				Capital
	of period		Gain (Loss)		adjustments		Book value
Hanaro Web n TV	W	8,117	W	(458)	W	—	W	7,659
Hanaro Realty
Development & Management Co., Ltd.		3,242		146		—		3,388
Hanaro Telephone & Internet Information, Inc.		—		—		—		—
Hanaro Dream, Inc.		—		164		(21)		3,823

	W	11,359	W	(148)	W	(21)	W	14,870

(3)	Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month and nine-month periods ended September 30, 2004 are as follows (won in millions):

					Amortization
	Beginning
	of period		Increase		Three-month		Nine-month		End of period
Hanaro Web n TV	W	3,030	W	—	W	757	W	2,272	W	758
Hanaro Dream, Inc.		—		873		44		44		829

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of September 30, 2004 are as follows (won in millions):

		Amount
	Interest per
	annum (%)	Short-term		Long-term
Loans to employees for share ownership	—	W	4,512	W	8,654
Loans to employees for housing	2.0		1,500		8,488
Other	—		119		67
Less: discount on present value			(235)		(2,676)

		W	5,896	W	14,533

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the nine-month period ended September 30, 2004 are as follows (won in millions):

	Amount
	Beginning
	of period		Increase		Decrease		End of period
Land	W	155,194	W	5,204	W	—	W	160,398
Buildings		300,429		4,302		177		304,554
Structures		192		—		—		192
Machinery		3,287,080		133,592		39,615		3,381,057
Vehicles		344		—		38		306
Other		45,331		4,080		7,537		41,874
Construction in progress		23,849		34,900		35,096		23,653
Machinery in transit		61		133		194		—

		3,812,480		182,211		82,657		3,912,034

Less: Accumulated depreciation
Buildings		22,475		6,318		15		28,778
Structures		16		3		—		19
Machinery		1,222,402		303,497		17,548		1,508,351
Vehicles		168		176		38		306
Other		24,425		15,015		6,198		33,242

		1,269,486		325,009		23,799		1,570,696

	W	2,542,994					W	2,341,338

Depreciable assets are insured for fire and other casualty losses up to W2,138,163 million as of September 30, 2004.

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is W178,506 million as of September 30, 2004.

11. INTANGIBLES:

(1)	Changes in intangibles for the nine-month period ended September 30, 2004 are as follows (won in millions):

	Beginning
	of period		Acquisition		Amortization		End of period
Goodwill	W	257	W	4,332	W	492	W	4,097
Intellectual proprietary rights		8		—		6		2
Land rights		66		—		2		64
Development costs		2,716		1,224		2,043		1,897
Cable line usage rights		45,388		2,260		1,932		45,716

	W	48,435	W	7,816	W	4,475	W	51,776

(2)	W2,766 million of ordinary research and development costs were charged to expense as incurred for the nine-month period ended September 30, 2004.

12. LEASES:

(1)	The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Automobiles
2004. 10 ~ 2005.9	W	879
2005. 10 ~ 2006.9		634
2006. 10 ~ 2007.9		123

	W	1,636

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd., Yonhap Capital Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of September 30, 2004, the acquisition cost of machinery and equipment under capital leases was W196,883 million and depreciation expense related to these capital leases for the nine-month period ended September 30, 2004 amounts to W17,477 million.

The future annual payments under these capital lease agreements as of September 30, 2004 are as follows (won in millions):

	Amount
Year	Principal		Interest		Total
2004. 10 ~ 2005.9	W	51,516	W	3,923	W	55,439
2005. 10 ~ 2006.9		25,000		1,310		26,310
2006. 10 ~ 2007.9		8,160		248		8,408
2007. 10 ~ 2008.9		287		9		296

		84,963	W	5,490	W	90,453

Less: Current portion		(51,516)

	W	33,447

13. LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of September 30, 2004 is as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Information promotion fund	4.13~7.25	W	74,089
Syndication loan	6.78~8.63		102,303
General loans	6.99		40,000

			216,392
Less: Current portion			(69,750)
Discount on present value			(3,036)

		W	143,606

On April 18, 2002, the Company transferred the beneficiary certificates of W207,000 million for the trust amount of W226,800 million issued by Kookmin Bank to Hana Dream Limited Co. (“Hanadream”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The ABL repayment was completed as of September 30, 2004 and W398 million was recorded as interest expense for the nine -month period ended September 30, 2004.

(2)	Long-term debt in foreign currency as of September 30, 2004 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum (%)	US dollars	Won equivalent
Syndication loan	4.96~5.13	$258,568	W	297,819
Less: Current portion		—		—
Discount on present value		(7,835)		(9,025)

		$250,733	W	288,794

(3)	Debentures as of September 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Due	Amount
19-2nd	6.00	2002~2005		20,000
20th	6.03	2002~2005		100,000
21st	6.00	2002~2005		170,000
23rd	6.00	2003~2006		190,000
24th	8.59	2003~2005		16,000

				496,000
Less: Current portion				(136,000)
Discount on present value				(1,745)

			W	358,255

(4)	The warrants on the bonds with stock warrants (“18th debenture”) is 15% or US$ 15,000 thousands (3,963,600 shares), unexercised as of September 30, 2004 and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00.

As of September 30, 2004, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

(5)	On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of September 30, 2004 is W400,123 million (long-term debt in local currency of W102,303 million and long-term debt in foreign currency of W297,819 million).

In relation to the above syndication loan, the Company’s buildings are pledged as collateral up to W531,411 million; machinery of which book value is W1,749,300 million as of March 31, 2004 are provided as assignable mortgage; and some intellectual property rights are pledged as collateral. In addition, the Company transferred its rights as an insurance beneficiary on the pledged buildings and machinery.

(6)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of September 30, 2004 is as follows (won in millions and dollar in thousands):

	Long-term debt in foreign currency
Year	Debentures		Long-term debt		U.S. dollar	Won equivalent		Total
2005.9	W	136,000	W	69,750	$—	W	—	W	205,750
2006.9		360,000		32,455	29,089		33,504		425,959
2007.9		—		48,410	87,267		100,514		148,924
2008.9		—		51,098	113,123		130,296		181,394
2009.9		—		14,679	29,089		33,505		48,184

	W	496,000	W	216,392	$258,568	W	297,819	W	1,010,211

(7)	Other than collateral provided to the syndication loan consortium described in the Note 13 (5), property and equipment of W80,566 million and short-term financial instruments of W34,410 million are pledged as collateral for long-term debt as of September 30, 2004.

(8)	According to the covenants, debentures of 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year.

14. ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed as of September 30, 2004 and W490 million was recorded as asset backed securities payable expense for the nine-month period ended September 30, 2004.

15. DERIVATIVES:

(1)	Swap Contracts

With reference to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea and Korea Development Bank to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded W14,843 million of valuation loss as a capital adjustment and liability as of September 30, 2004 (won in millions and dollar in thousands).

Financial						Valuation loss on
institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount		interest swap
IBK	2002.5~2005.5	Government bond	9.90	W	100,000	W	2,224
		rate+1.95
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		3,736
KDB	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		7,520
KDB	2004.9~2008.11	LIBOR+3.25	6.70		$56,759		1,363

						W	14,843

(2)	Forward Exchange Contracts

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W4,340 million of loss on forward exchange valuation and W365 million of gain on forward exchange valuation for the nine-month period ended September 30, 2004 and W3,802 million of forward exchange contracts (current liabilities) as of September 30, 2004 (dollar in thousands).

Contract period	Fixed exchange rate		Contract amount
2003.12~2008.11	W	1,190.00 /$	US$	63,065
2004.2~2008.11	W	1,166.20 /$		138,744
2004.9~2008.11	W	1,146.70 /$		56,759

			US$	258,568

Also, the Company recorded W242 million of gain on transaction of forward exchange contract and W173 million of loss on transaction of forward exchange contract for the nine-month period ended September 30, 2004.

16. SHAREHOLDERS’ EQUITY:

(1)	Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of September 30, 2004.

(2)	The changes in shareholders’ equity for the nine-month period ended September 30, 2004 are as follows (won in millions):

		Amount
				Paid-in capital
	Number of	Common		in excess of				Capital
	shares	stock		par value		Deficits		adjustments		Total
Beginning of period	462,135,180	W	2,310,676	W	344,642	W	(874,573)	W	(22,390)	W	1,758,355
Net income	—		—		—		9,970		—		9,970
Stock options	—		—		—		—		787		787
Gain on valuation of long-term investment securities	—		—		—		—		8,991		8,991
Valuation loss on investment using the equity method	—		—		—		—		(21)		(21)
Loss on valuation of interest swap	—		—		—		—		(1,784)		(1,784)

End of period	462,135,180	W	2,310,676	W	344,642	W	(864,603)	W	(14,417)	W	1,776,298

17. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Ex-Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of September 30, 2004 are as follows (won in millions):

Grant date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
1999. 3. 1	Ex-CEO	50,000	W	5,630	New stock issue	2002.3.1~2007.2.28
1999.10. 1	Senior managers	120,000		19,910	New stock issue	2002.10.1~2007.9.30
2000. 3.17	Senior managers & employees	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month and nine-month periods ended September 30, 2004 are W233 million and W787 million, respectively, and W6,703 million was recorded as capital adjustment as of September 30, 2004.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced (increased) as follows (won in millions, except per share amount):

	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
Ordinary income (loss)	W	(86)	W	9,071	W	5,310	W	(62,972)
Net income (loss)	W	(86)	W	9,071	W	5,310	W	(62,972)
Ordinary income (loss) per share	W	—	W	20	W	18	W	(209)
Net income (loss) per share	W	—	W	20	W	18	W	(209)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

18. OPERATING EXPENSES:

Operating expenses for the three-month and nine-month periods ended September 30, 2004 and 2003 are as follows (won in millions):

	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
Salaries and wages	W	17,603	W	51,161	W	15,247	W	45,727
Provision for severance indemnities		2,383		7,640		2,120		7,958
Employee benefits		5,316		14,674		3,412		10,890
Rent		1,350		4,272		1,456		12,978
Depreciation and amortization		106,850		329,193		109,045		313,903
Advertising		17,880		35,085		3,727		18,096
Ordinary research and development cost		926		2,766		1,356		4,073
Bad debt		7,115		23,328		5,254		15,103
Telecommunication equipment lease expenses		33,740		106,980		40,803		124,445
Utilities		6,219		16,215		5,484		14,218
Maintenance		17,018		47,840		13,665		40,138
Selling expenses		54		429		176		6,320
Sales commissions		47,114		135,531		40,554		158,776
Interconnection charges		34,068		99,574		33,675		99,219
Commissions		26,088		78,650		26,078		78,581
Outsourcing services		2,011		4,225		1,248		3,207
Other		7,705		22,434		7,089		18,648

	W	333,440	W	979,997	W	310,389	W	972,280

19. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 27.5 and 29.7 percent in 2004 and 2003, respectively. For the nine-month periods ended September 30, 2004 and 2003, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of September 30, 2004 and 2003 are as follows (won in millions):

	2004		2003
Accrued severance indemnities	W	17,739	W	17,210
Valuation gain on trading securities		—		177
Impairment loss on investment securities		15,786		11,048
Present value discount		(8,828)		3,256
Long-term interest payables		—		—
Bad debt expense		52,063		28,339
Accrued income		(2,579)		(6,264)
Loss on investment securities using the equity method		33,121		14,511
Loss on disuse of property and equipments		9,094		—
Others		5,682		178

		122,078		68,455
Statutory tax rate (%)		27.5		29.7

Deferred income tax assets	W	33,572	W	20,331

As of September 30, 2004 and 2003, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

20. RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month and nine-month periods ended September 30, 2004 and 2003, and account balances with subsidiaries as of September 30, 2004 and 2003 are as follows (won in millions):

2004

	Three-month				Nine-month				Account balances
			Operating				Operating		Key-money		Accounts
	Revenue		expenses		Revenue		expenses		deposits		payable
Hanaro Realty Development & Management Co., Ltd.	W	14	W	4,984	W	41	W	13,767	W	1,458	W	1,665
Hanaro Telephone & Internet Information, Inc.		3		8,913		9		24,909		—		1,867
Hanaro Web n TV		10		927		29		2,629		98		6
Hanaro Telecom America, Inc.		—		—		—		512		—		—
Hanaro Dream, Inc.		2,103		7,794		5,275		19,999		26		2,465

	W	2,130	W	22,618	W	5,354	W	61,816	W	1,582	W	6,003

2003

	Three-month				Nine-month				Account balances
			Operating				Operating		Key-money		Accounts
	Revenue		expenses		Revenue		expenses		deposits		payable
Hanaro Realty Development & Management Co., Ltd.	W	13	W	4,731	W	52	W	15,250	W	1,411	W	1,550
Hanaro Telephone & Internet Information, Inc.		3		6,785		12		23,582		—		2,352
Hanaro Web n TV		8		756		88		2,616		188		—
Hanaro Telecom America, Inc.		—		1,822		—		6,093		—		1,148
Hanaro Dream, Inc.		1,585		3,343		4,959		14,165		1,289		4,375

	W	1,609	W	17,437	W	5,111	W	61,706	W	2,888	W	9,425

21. COMMITMENTS AND CONTINGENCIES:

(1)	The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(2)	The Company has provided US$ 100 thousand of payment guarantees to the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

22. SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month and nine-month periods ended September 30, 2004 is as follows (won in millions):

					Broadband
Three-month	Voice		Leased Line		Service		Others		Total
Revenue	W	74,442	W	9,999	W	246,783	W	27,212	W	358,436
Operating income (loss)		(10,503)		442		38,129		(3,072)		24,996
Tangible and intangible assets		447,755		66,302		1,611,272		267,785		2,393,114
Depreciation and amortization		12,484		2,190		79,400		12,776		106,850

Nine-month
Revenue	W	209,910	W	29,595	W	741,491	W	89,867	W	1,070,863
Operating income (loss)		(19,693)		2,870		118,311		(10,622)		90,866
Tangible and intangible assets		447,755		66,302		1,611,272		267,785		2,393,114
Depreciation and amortization		36,878		6,572		243,128		42,615		329,193

Segment information for the three-month and nine-month periods ended September 30, 2003 is as follows (won in millions):

					Broadband
Three-month	Voice		Leased Line		Service		Others		Total
Revenue	W	64,350	W	9,500	W	250,923	W	27,849	W	352,622
Operating income (loss)		7,636		5,006		41,705		(12,114)		42,233
Tangible and intangible assets		584,789		17,437		1,826,037		285,411		2,713,674
Depreciation and amortization		12,406		1,109		84,448		11,082		109,045

Nine-month
Revenue	W	184,901	W	28,143	W	734,559	W	78,568	W	1,026,171
Operating income (loss)		(11,584)		7,421		91,265		(33,211)		53,891
Tangible and intangible assets		584,789		17,437		1,826,037		285,411		2,713,674
Depreciation and amortization		45,031		4,852		232,713		31,307		313,903